Three Bryant Park
1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
February 12, 2021

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comments regarding the registration statement on Form N‑1A for the Trust with respect to VanEck Vectors Social Sentiment ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2020. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and send an email with a courtesy copy of the letter. Please remove all brackets and fill in all outstanding information prior to filing the 485(b) with SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

PROSPECTUS

Comment 2.
Please provide the Fund’s ticker symbol when it becomes available and update the Fund’s series and class identifiers on EDGAR as appropriate pursuant to Rule 313 of Regulation S-T.Please provide the Fund’s ticker symbol when it becomes available and update the Fund’s series and class identifiers on EDGAR as appropriate pursuant to Rule 313 of Regulation S-T.

Response 2.
We hereby confirm that the Fund’s ticker symbol will be provided in the Fund’s 485(b) filing and the Fund’s series and class identifiers will be updated on the Trust’s EDGAR site concurrently with the Fund’s 485(b) filing.

Comment 3.
Please provide the fee table and expense example information as a separate correspondence filing prior to the effectiveness of the Fund’s registration statement. With respect to footnote (b) to the “Fund Fees and Expenses” table, please supplementally explain how the offering costs will be paid by Van Eck Associates Corporation (the “Adviser”). Please provide the advisory agreement with the correspondence and clarify any expense limitation or reimbursement, as applicable.

Response 3.
The Trust previously filed a correspondence filing dated February 10, 2021 containing the “Fund Fees and Expenses” table and expense example information for the Fund. We further confirm that the Fund’s offering costs will be paid directly by the Adviser until at least February 1, 2023 and the Fund is not currently subject to an expense limitation or reimbursement arrangement with the Adviser. We also note that the Fund is subject to the Investment Management Agreement between the Trust and the Adviser applicable to all unitary fee portfolios of the Trust, a form of which was previously filed with the SEC on August 27, 2010 and is incorporated by reference in Exhibit (d)(3) to the Fund’s registration statement.

Comment 4.
With respect to the first sentence of the second paragraph under the “Summary Information—Expense Example” section, please revise the disclosure to clarify that the expenses reflected in the examples will apply whether a shareholder holds or redeems his or her shares of the Fund, as there is no redemption fee or contingent deferred sales charges charged by the Fund.

Response 4.
We respectfully acknowledge your comment. We note that the disclosure referenced above is consistent the disclosure requested by Item 3 of Form N-1A. Thus we believe the referenced disclosure is appropriate. However, we have changed the word “redeem” to “sell” in the referenced disclosure to make it more appropriate for shareholders of an exchange-traded fund.

Comment 5.
Under the “Summary Information—Principal Investment Strategies” section, please revise the disclosure to include when the BUZZ NextGen AI US Sentiment Leaders Index (the “Index”) will be rebalanced or reconstituted and the weighting methodology to be used by BUZZ Indexes Inc. (the “Index Provider”).

Response 5.
The disclosure referenced above has been revised to include when the Index will be rebalanced and reconstituted. We respectfully acknowledge your comment regarding the weighting methodology; however, we believe this level of specificity is more appropriate in the “BUZZ NextGen AI US Sentiment Leaders Index” section of the Prospectus.

Comment 6.
With respect to the first sentence under the “Summary Information—Principal Investment Strategies” section, please explain why “benchmark index” is used and whether it is appropriate in the context of the Fund’s 80% policy.

Response 6.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 7.
Under the “Summary Information—Principal Investment Strategies” section, please describe the Index’s rules-based quantitative methodology in more detail in response to Item 4(a) of Form N-1A. The Staff notes that this disclosure is primarily provided under the “BUZZ NextGen AI US Sentiment Leaders Index” section but it should be summarized under the “Summary Information—Principal Investment Strategies” section.

Response 7.
We respectfully acknowledge your comment; however, we believe this level of specificity is more appropriate in the index description section of the Prospectus entitled “BUZZ NextGen AI US Sentiment Leaders Index.”

Comment 8.
Under the “Summary Information—Principal Investment Strategies” section, please specify the requirements, such as market capitalization and average daily trading volume, used to select the 75 companies for inclusion in the Index.

Response 8.	We respectfully acknowledge your comment; however, we believe this level of specificity is more appropriate in the index description section of the Prospectus entitled “BUZZ NextGen AI US Sentiment Leaders Index.”

Comment 9.	Under the “Summary Information—Principal Investment Strategies” section, please clarify whether the Index will include both medium- and large-capitalization companies.

Response 9.	We respectfully acknowledge your comment and hereby confirm that the Index may include both medium- and large-capitalization companies. However, we believe the referenced disclosure is appropriate.

Comment 10.
Under the “Summary Information—Principal Investment Strategies” section, the Staff notes that the market capitalization range of the Index’s constituents includes “million” while under the “Buzz NextGen AI US Sentiment Leaders Index” section, the minimum market capitalization of an Index constituent is $5 billion. Please clarify what the market capitalization range is for these companies.

Response 10.	The disclosure referenced above has been revised to include the Index’s market capitalization range as of a recent date.

Comment 11.	With respect to the second sentence of the third paragraph under the “Summary Information—Principal Investment Strategies” section, please change “may concentrate” to “will concentrate.”

Response 11.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 12.
Please revise the “Summary Information—Principal Investment Strategies” and “Additional Information About the Fund’s Investment Strategies and Risks – Principal Investment Strategies” sections to disclose that “concentration” in a sector means that 25% or more of the Index’s total assets is allocated to a particular sector.

Response 12.
We respectfully acknowledge your comment. Pursuant to the Fund’s investment restrictions, the Fund may invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates concentrates in an industry or group of industry. The Trust has not historically included a formal threshold for index concentration, nor is it aware of any requirement to define the concentration of an index. Accordingly, we believe the referenced disclosure is appropriate.

Comment 13.	Please revise the “Summary Information—Principal Investment Strategies” section to include disclosure specifying what is meant by “a significant portion” of the Index.

Response 13.	We respectfully acknowledge your comment. For purposes of risk disclosure, the Trust will include risk disclosure when it deems there to be a significant portion of the Fund’s total assets in any one industry or sector. Therefore, we believe the referenced disclosure is appropriate.

Comment 14.	Given the Index’s substantial reliance on quantitative modeling, please include quantitative investing risk disclosure.

Response 14.
We respectfully acknowledge the comment. However, we note that such risk disclosure is generally included for actively managed funds that employ quantitative modeling in managing their portfolios. While the Index Provider may employ quantitative modeling in designing the Index, we believe the risks arising from the use of quantitative modeling have already been reflected in the Fund’s current disclosure, particularly under the “Risks Related to Social Media Analytics” and “Passive Management Risk.” Therefore, no change has been made in response to this comment.

Comment 15.	If applicable, please consider including risk disclosure with respect to the Fund’s investments in large-capitalization companies.

Response 15.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 16.
Given that significant market events have occurred, please consider whether the Fund’s disclosure, including risk disclosure, should be revised based on how these events may affect the Fund and its investments. If the Registrant believes that no additional disclosure is warranted, please supplementally explain.

Response 16.
We respectfully acknowledge your comment. We note that the Fund’s current “Market Risk” disclosure has recently been updated to note that the securities markets may be affected by recent market events, including the impact of the COVID-19 pandemic. Therefore, no change has been made in response to this comment.

Comment 17.
Given the Fund’s “High Portfolio Turnover Risk” disclosure, please consider disclosing frequent trading under the “Summary Information—Principal Investment Strategies” section and in disclosure responsive to Item 9(b) of Form N-1A.

Response 17.	We respectfully acknowledge your comment; however, we believe the Fund’s current disclosure is appropriate.

Comment 18.	With respect to the first sentence under the “Summary Information—Principal Risks of Investing in the Fund—Concentration Risk” section, please change “may be concentrated” to “will be concentrated.”

Response 18.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 19.
Under the “Summary Information—Performance” section, please supplementally identify an appropriate broad-based securities market index against which the Fund will compare its performance. The Staff notes that a broad-based securities market index is one that provides investors with a performance indicator of overall performance of the applicable stock or bond market. See Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. 33-6988 (Apr. 6, 1993).

Response 19.	Once the Fund has one calendar year of performance, the Fund intends to include the returns of the S&P 500 Index as the broad-based securities market index.

Comment 20.
The Staff notes that pursuant to Form N-1A, the disclosure responsive to Item 4(a) should be a summary of the disclosure responsive to Item 9(b). Please revise the disclosure responsive to Item 4(a) as appropriate to follow the disclosure regime contemplated by Form N-1A.

Response 20.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 21.
With respect to the sixth sentence under the “Additional Information About the Fund’s Investment Strategies and Risks”—Risks of Investing in the Fund—Index Tracking Risk” section, please change “benchmarks” to “a benchmark.”

Response 21.	The disclosure referenced above has been revised accordingly.

Comment 22.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Risks of Investing in the Fund” section, the Staff notes that several of the principal risks listed in the disclosure responsive to Item 4(b) of Form N-1A are listed after “Shareholder Risk.” If “Shareholder Risk” is a principal risk of investing in the Fund, please add it to the disclosures responsive to Item 4(b). If it is not a principal risk, please relocate it to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Risks” section or to the Statement of Additional Information (“SAI”). See ADI 2019-08 – Improving Principal Risk Disclosure.

Response 22.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 23.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section, the Staff notes that depositary receipts not included in the Index may be used by the Fund in seeking performance that corresponds to the Index and may count towards compliance with the Fund’s 80% policy. Please clarify whether other investments referenced in this section such as convertible securities, structured notes and certain derivatives may count towards compliance with the Fund’s 80% policy. If the Fund intends to count exposures through derivatives towards its 80% policy, please disclose (1) with specificity the strategy used to gain such exposure, and (2) that the Fund will value derivatives on a marked-to-market basis for purposes of complying with Rule 35d-1 under the 1940 Act.

Response 23.	We hereby confirm that the Fund’s investments in convertible securities, structured notes and derivatives will not count towards its 80% policy.

Comment 24.
The “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section states that the Fund may invest in affiliated and unaffiliated underlying funds. If the acquired fund fees and expenses resulting from such investments exceed one basis point (0.01%) of the Fund’s total annual fund operating expenses, please include an “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table. Please also confirm whether the Fund will “look through” such investments for purposes of determining compliance with the Fund’s 80% policy.

Response 24.
We hereby confirm that the Fund currently does not expect its acquired fund fees and expenses to exceed more than 0.01% of the Fund’s total annual fund operating expenses, and as such, the Fund’s investments in other funds do not warrant an “Acquired Fund Fees and Expenses” line item in the “Fund Fees and Expenses” table. Furthermore, the Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its 80% policy.

Comment 25.	Please revise the last sentence of the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section for grammatical accuracy.

Response 25.	The disclosure referenced above has been deleted. We note that the “Summary Information—Principal Investment Strategies” section includes the following disclosure: “Unlike many investment companies that try to “beat” the performance of a benchmark index, the Fund does not try to “beat” the Sentiment Leaders Index and does not seek temporary defensive positions that are inconsistent with its investment objective of seeking to track the Sentiment Leaders Index.

Comment 26.
The last sentence under the “Shareholder Information—Determination of NAV” section suggests that the Fund expects to hold foreign securities. However, the Staff notes that the Index’s starting universe of potential constituents only includes listed U.S. companies. Please confirm whether the Fund plans to invest in foreign equities and related instruments, such as depositary receipts.

Response 26.
We respectfully acknowledge your comment. While the Fund does not currently expect to invest in foreign securities, it is possible that the Fund may hold foreign securities subject to fair value pricing for the purpose of calculating the Fund’s net asset value (“NAV”). We further note that the disclosure referenced above is consistent with the disclosure of other series of the Trust. Thus, we believe that the referenced disclosure is appropriate.

Comment 27.	Please confirm whether the Fund will disseminate information regarding the intraday value of the Fund (“IIV”). If not, please revise disclosure accordingly.

Response 27.
The Fund’s disclosure has been revised to state that the Fund’s IIV may be disseminated throughout the trading day by the exchange on which the Fund is listed, market data vendors or other information providers.

Comment 28.	Please make consistent use of the terms “NAV” and “NAV per share” throughout the Fund’s registration statement, as appropriate.

Response 28.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 29.
The Staff notes that the “Index Provider” section states that the Index is published by the Index Provider while the “License Agreement and Disclaimers” section states that the Index is published by Solactive AG. Please reconcile.

Response 29.	The disclosure has been revised to clarify that the Index is owned by the Index Provider and calculated and maintained by Solactive AG on behalf of the Index Provider.

Comment 30.	Please clarify the initial universe of potential constituents of the Index.

Response 30.
The initial universe of potential constituents of the Index includes all companies with an equity security traded on a major U.S. exchange. Because this information is already included under the “BUZZ NextGen AI US Sentiment Leaders Index” section, no change has been made in response to this comment.

Comment 31.
Please provide a summary of the Index’s methodology included under the “Buzz NextGen AI US Sentiment Leaders Index” section in the “Summary Information” section and relocate the information under the “Buzz NextGen AI US Sentiment Leaders Index” section to the “Additional Information About the Fund’s Investment Strategies and Risks” section.

Response 31.	We respectfully acknowledge your comment; however, we believe this level of specificity is more appropriate in the index description section of the Prospectus entitled “BUZZ NextGen AI US Sentiment Leaders Index.”.

Comment 32.	Please include disclosure describing with more specificity how the Index’s constituents are weighted.

Response 32.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 33.
The Staff notes that the “License Agreement and Disclaimers” section states that the Index Provider’s only relationship with the Adviser with respect to the Index is the licensing of the Index and certain trademarks of the Index Provider. Please confirm whether this indicates that the Index Provider is not affiliated with the Adviser or the Fund. If so, please add disclosure responsive to Item 9 of Form N-1A stating that the Index Provider is not an affiliate of the Fund or the Adviser.

Response 33.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

STATEMENT OF ADDITIONAL INFORMATION
Comment 34.
With respect to the third sentence of the second paragraph under the “General Description of the Trust” section, please revise the disclosure to state that “[t]he Shares of the Fund are approved for listing…”

Response 34.	The disclosure referenced above has been removed.

Comment 35.	Please revise the parenthetical in the first sentence of the third paragraph under the “Investment Policies and Restrictions—Futures Contracts and Options” section for clarity.

Response 35.	The disclosure referenced above has been revised accordingly.

Comment 36.	Please revise the last sentence of the fourth paragraph under the “Investment Policies and Restrictions—Futures Contracts and Options” section for clarity.

Response 36.	The disclosure referenced above has been revised accordingly.

Comment 37.	Please revise the “Investment Policies and Restrictions—Proposed SEC Regulatory Changes” section for consistency with the disclosure in the prospectus.

Response 37.	The disclosure referenced above has been revised accordingly.

Comment 38.
With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please add an explanatory note to the disclosure confirming that the Fund will consider the investments of its underlying investment companies when determining compliance with the Fund’s concentration policy.

Response 38.	The Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy.

Comment 39.	With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please change “except that the Fund may…” to “except that the Fund will….”

Response 39.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 40.	With respect to Non-Fundamental Restriction 1 under the “Investment Policies and Restrictions—Investment Restrictions” section, please change “securities” to “investments.”

Response 40.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 41.	With respect to Non-Fundamental Restriction 3 under the “Investment Policies and Restrictions—Investment Restrictions” section, please change the second “or” to “of.”

Response 41.	The disclosure referenced above has been revised accordingly.

Comment 42.
With respect to Fundamental Restriction 7 under the “Investment Policies and Restrictions—Investment Restrictions” section, please disclose that the Fund will “look through” a “private activity” municipal security, whose principal and interest payments are derived principally from the assets and revenues of a non-government issuer, in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy. See Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, SEC Release No. IC-9785, (May 31, 1977) (the “Release”).

Response 42.
We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate. The Release states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”

Comment 43.
Please reconcile the disclosure in the last sentence of the “Investment Restrictions” section with the disclosure under the “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section of the prospectus.

Response 43.
The disclosure in the “Investment Restrictions” section has been revised to clarify that the Fund does not take temporary defensive positions that are inconsistent with its investment objective of seeking to track the Index.

Comment 44.
Please include disclosure responsive to Item 17(b)(2)(iv) of Form N-1A (i.e., a statement whether the Trust’s nominating committee will consider nominees recommended by security holders and, if so, the procedures to be followed by security holders in submitting recommendations) under the “Board of Trustees of the Trust” section.

Response 44.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate and consistent with the charter of the Trust’s Nominating and Corporate Governance Committee.

PART C
Comment 45.	Please file as an exhibit the Fund’s investment management agreement.

Response 45.
We respectfully acknowledge your comment. As noted in Response 3 above, the Fund is subject to the Investment Management Agreement between the Trust and the Adviser applicable to all unitary fee portfolios of the Trust, a form of which was previously filed with the SEC on August 27, 2010 and is incorporated by reference in Exhibit (d)(3) to the Fund’s registration statement.

Comment 46.	Please file as an exhibit the index licensing agreement as an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response 46.
We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and Index Provider falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

Comment 47.
The Staff notes that the legal opinion and consent for the VanEck Vectors Sustainable Muni ETF are described as “to be filed by Amendment.” Please supplementally explain why the legal opinion and consent have not been filed for this fund.

Response 47.	It is our practice to file a legal opinion and consent for a new fund at the time of the fund’s first 485(b) filing. The legal opinion and consent have not been filed for VanEck Vectors Sustainable Muni ETF because the fund has not made a 485(b) filing.

Comment 48.	Please file the opinion and consent of counsel regarding the legality of the shares to be issued by the Fund.

Response 48.	We hereby confirm that the opinion and consent of counsel regarding the legality of the shares to be issued by the Fund will be filed as an exhibit to the Fund’s first 485(b) filing.

* * * * *

If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai